EXHIBIT 8.01

June 11, 2021

Management and Members of the Audit Committee

Bank of Marin Bancorp

504 Redwood Blvd., Suite 100

Novato, California 94947

Re:	Tax Opinion regarding material U.S. federal income tax consequences of the merger of American River Bankshares with and into Bank of Marin Bancorp pursuant to the Agreement to Merge and Plan of Reorganization dated as of April 16, 2021

To Management and Members of the Audit Committee:

Scope of Opinion

You have requested our opinion (“Opinion”) regarding certain material U.S. federal income tax consequences of the Merger of American River Bankshares (“ARB”) with and into Bank of Marin Bancorp (“Parent”) to be effected pursuant to the terms of the Agreement to Merge and Plan of Reorganization (“Agreement”) dated as of April 16, 2021 by and among Bank of Marin Bancorp and American River Bankshares. We have not considered any non-income tax, or state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any state, local, or foreign tax issues. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters. Unless otherwise specified, all references to the “Code” are to the Internal Revenue Code of 1986, as amended. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.

Relevant Entities and Proposed Transactions

I.	The Relevant Entities

Bank of Marin Bancorp

A.	Bank of Marin Bancorp (“Parent”) is a corporation organized under the laws of California and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, having its principal place of business in Novato, California.

B.	As of the April 16, 2021 Agreement, Parent had 30,000,000 shares of authorized common stock, with no par value, of which 13,262,498 shares were issued and outstanding.

C.	As of the April 16, 2021 Agreement, Parent had 5,000,000 shares of authorized Preferred non-voting stock, with no par value, of which zero shares were issued and outstanding.

D.	Parent owns 100% of the issued and outstanding shares of Bank of Marin (“Bank”), a California state-chartered bank.

Management and Members of the Audit Committee

Bank of Marin Bancorp

June 11, 2021

American River Bankshares

A.	American River Bankshares (“ARB”) is a corporation organized under the laws of California and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, having its principal place of business in Sacramento, California. As of April 16, 2021, ARB has 20,000,000 shares of authorized common stock, with no par value, of which 5,962,466 shares were issued and outstanding. ARB has 10,000,000 shares of Preferred non-voting stock, without par value, of which zero shares are issued and outstanding.

B.	ARB owns all of the outstanding shares of American River Bank (“AR Bank”), a California state-chartered bank.

II.	The Proposed Transactions

Pursuant to the terms of the Agreement, Parent will acquire ARB and AR Bank in a multi-step transaction, whereby: (i) ARB will merge with and into Parent, with Parent surviving (the “Merger”), and (ii) AR Bank will merge with and into Bank of Marin immediately following the Merger (the “Bank Merger”).

As of the Effective Time and subject to the provisions of the Agreement, each share of ARB common stock will be exchanged for 0.575 Parent common shares. Parent will not issue any fractional common shares in connection with the Merger. Instead, each holder of ARB common stock who would otherwise be entitled to receive a fraction of a Parent common share will receive cash in lieu thereof (without interest), pursuant to Section 3.03(g) of the Agreement. Any shares of ARB common stock held in the treasury of ARB or by Parent immediately prior to the Effective Time shall be retired and cancelled with no consideration.

Immediately prior to the Effective Time, each ARB stock option, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash, without interest, from ARB equal to the product of (x) the total number of shares subject to the ARB stock option times (y) the excess, if any, of (i) the product of the Parent Average Price (as defined in the Agreement), times the Exchange Ratio (as defined in the Agreement), over (ii) the exercise price per share under such ARB stock option less applicable taxes required to be withheld with respect to such payment.

Opinion

Based upon and subject to the foregoing, we are of the opinion that, under the current U.S. federal income tax laws and regulations, in effect as of the date of this letter:

(1)	The Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(1)	Parent and ARB will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

Management and Members of the Audit Committee

Bank of Marin Bancorp

June 11, 2021

Limitations on Opinion

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Agreement, including all exhibits attached thereto, as well as a representation letter provided by Parent. We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

Our opinion is as of [Insert Date] and we have no responsibility to update this opinion for events transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

The discussion and conclusions set forth herein are based upon the Internal Revenue Code, Treasury Regulations and existing administrative and judicial interpretations thereof, as of [Insert Date], all of which are subject to change. If there is a change, including a change having retroactive effect, in the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings or releases or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

The opinions expressed herein are based solely upon our interpretation of the Internal Revenue Code and Treasury Regulations as interpreted by court decisions, and by rulings and procedures issued by the Internal Revenue Service as of the date of this letter.

The opinions expressed herein are not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not take a position contrary to any of the opinions expressed herein.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material federal income tax effects to Bank of Marin Bancorp of the transaction as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

We hereby consent to the filing of this Opinion as an exhibit to the Form S-4 Registration Statement filed with the SEC and as an exhibit to applications filed with respect to the Merger, as applicable. We also consent to the references to our firm in the prospectus contained in the Form S-4 Registration Statement and applications filed with respect to the Merger.

Respectfully submitted,

/s/ Crowe LLP